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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002


                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F   X   Form 40-F ___
                 -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes ___ No   X
                  -----

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated December 11, 2002, regarding completion of Texas gas storage purchase by Scottish Power's PPM.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           /s/ Scottish Power plc
                                           ----------------------------
                                           (Registrant)

Date December 11, 2002                 By: /s/ Alan McCulloch
     ----------------------                ----------------------------
                                           Alan McCulloch
                                           Assistant Company Secretary

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SCOTTISHPOWER'S PPM COMPLETES TEXAS GAS STORAGE PURCHASE

ScottishPower's competitive US energy business, PacifiCorp Power Marketing, Inc.
(PPM), has completed the acquisition of the assets of Aquila, Inc.'s Katy gas storage facility, two development opportunities and two other storage facilities, all in Texas, at a purchase price of approximately $162 million in an all cash transaction. The acquisition, first announced in August, is expected to be earnings enhancing in the first full year of ownership.

PPM's CEO Terry Hudgens said: "The Katy facility is a proven asset with an excellent location in a major gas network hub, a good customer base, and long-term contracts for its capacity."

The Katy facility, 20 miles west of Houston, has a working capacity of 21 billion cubic feet with about 75 per cent of this capacity under firm contract. Katy, which has been operating for more than 10 years, has interconnects to 13 different pipelines and serves gas storage capacity to a diversified customer base throughout the region.

PPM's role will be to provide gas storage services for local distribution companies, generators and industrials, marketers and producers.

For information:
Colin McSeveny          Group Media Relations Manager             0141 636 4515
Andrew Jamieson         Head of Investor Relations                0141 636 4527